Exhibit 99.1

Press Release – Currenc Group Inc. Announces FY2025 Financial Results

SINGAPORE, May 1, 2026 (GLOBE NEWSWIRE) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (“AI”) solutions, announced its financial results for the full year ended December 31, 2025.

Recent Business Highlights

Currenc capped a year of decisive transformation by building a suite of AI products now positioned for commercial rollout, exiting lower-margin businesses, and announcing a proposed merger with Animoca Brands that would create Nasdaq’s first diversified digital assets conglomerate.

1.	Agreed to convert Chairman and Chief Executive Officer (“CEO”) Alex Kong’s US$54.6 million in related party loans to equity in in August 2025, which closed in March 2026, issuing 35,653,995 ordinary shares to strengthen the Company’s net asset position, eliminate the significant related party debt from the Company’s balance sheet, and align his interests with shareholders.
2.	Announced a proposed reverse merger with Animoca Brands Corporation Limited in November 2025, which upon completion would create the world’s first Nasdaq-listed, diversified digital assets conglomerate spanning digital asset investments, real-world asset (RWA) tokenization, and blockchain applications.
3.	Announced the planned sale of Tranglo to New Margin Holding Limited (“New Margin”) for US$400 million as part of the Company’s strategic realignment toward its AI-driven and Web3 solutions.

FY2025 Financial Highlights

●	Total Processing Value (TPV) through Tranglo was US$5.6 billion for FY2025, increasing by 1.2%[1] year-over-year. The total number of transactions increased by 1.0% to 11.5 million in FY2025, compared with 11.4 million for FY2024.

●	Total revenues, excluding TNG Asia and GEA[2], were US$37.8 million for FY2025, representing a year-over-year decrease of 10.3%[3], primarily due to a 14.9% decline in global airtime revenue and a 47.1% decline in local airtime revenue.

	For the year ended December 31,
	2025	2024[2]
	US$	US$
	(dollars in thousands)
Remittance revenue excluding TNG Asia & GEA	22,176	18,174

Global Airtime Revenue	7,942	9,336
Local Airtime Revenue	7,678	14,505
Other Revenue	16	122
Total Revenue excluding TNG Asia & GEA	37,813	42,137

1 Change in TPV is calculated based on the local currency. TPV would increase by 8.5% year-over-year, if it is calculated by converting the local currency to US dollars. USD translation convention used for displaying TPV levels are based on month end exchange rate.

2 Currenc divested TNG Asia and GEA in August 2024 and July 2024, respectively. As such, from the fourth quarter of 2024 onward, only Tranglo’s (digital remittance and global airtime transfer businesses) and WalletKu’s (local airtime business) results will be consolidated and reported in the Company’s financial statements.

3 Total 2024 revenues include intercompany transactions.

●	Total remittance revenues[2] contributed by Tranglo were US$22.2 million for FY2025, an increase of 22% year-over-year. The increase in remittance revenue was mainly due to an increase in TPV. Tranglo’s overall take rate was 0.37% in 2025, in line with 0.37% in the same period of 2024.

●	Currenc’s global airtime transfer revenues were US$7.9 million for FY2025, representing a year-over-year decrease of 14.9%. The growing availability of free Wi-Fi in Southeast Asian countries, especially Malaysia and Indonesia, has led to declining demand for Malaysia-Indonesia airtime transfers, resulting in a decline in global airtime business in 2025. As Currenc expects this trend to continue in Southeast Asian markets, the Company’s management plans to deemphasize airtime transfer and reallocate its resources and capital to expand its new AI product offerings.

●	Total direct costs of revenue were US$22.4 million for FY2025, representing a year-over-year decrease of 23.4%.

●	The direct payout rate for Tranglo’s remittance business was 0.13% for FY2025, a slight increase compared with 0.12% for the same period of 2024.

●	Gross profit was US$15.4 million for FY2025, with a gross profit margin of 40.8%, compared with US$14.6 million and a margin of 31.4% for FY2024, reflecting increases in both gross profit and gross margin.

●	Total operating expenses decreased to US$23.4 million for FY2025 from US$42.0 million for the same period of 2024. The substantial decrease was mainly due to the divestiture of TNG Asia and GEA, which incurred operating costs of $3.7 million. In addition, there was also a reduction in expenses related to incentive shares granted to employees of $16.9 million (FY2025: $4 million; FY2024: $20.9 million).

As Currenc divested TNG Asia and GEA in August and July 2024, respectively, its operating costs now reflect the operating costs of Tranglo, WalletKu and the Company’s headquarters only. With the rollout of its new AI initiatives, Currenc incurred US$2 million in operating costs related to these new businesses in 2025.

●	Tranglo’s operating costs for FY2025 were US$13.7 million, representing an increase of 6.2% from US$12.9 million in the same period of 2024.

●	WalletKu’s operating costs were US$0.6 million for FY2025, compared with US$1.2 million for the same period of 2024, reflecting tighter cost control over the operation.

●	Professional fees were US$1.9 million for FY2025.

●	Net loss was US$18.5 million for FY2025, primarily driven by the net loss of US$20.5 million incurred by headquarter expenses and adjustments.

●	EBITDA analysis

For the year ended December 31, 2025	Tranglo	WalletKu	Headquarters and adjustments	Group Total
	US$	US$	US$	US$
	(dollars in thousands)
Net income (loss)	2,470	(446)	(20,528)	(18,504)

Add:
Income tax expenses	519	-	(370)	149
Interest expense, net	58	-	3,052	3,110
EBIT	3,047	(446)	(17,846)	(15,245)
Depreciation and amortization	-	-		2,036
EBITDA	3,047	(446)	(17,846)	(13,209)

●	The Company’s total EBITDA for FY2025 was a loss of US$13.2 million.
●	Tranglo and WalletKu’s combined EBITDA for FY2025 was US$2.6 million.
●	Headquarter expenses and adjustments recorded an EBIT loss of US$17.8 million, mainly contributed by

●	US$4 million in “Operating Expenses” related to incentive shares granted to employees.
●	US$4.8 million loss on loan extinguishment.
●	US$2.3 million of Goodwill impairment loss.
●	US$1.5 million for amortization of intangible assets (Tranglo).
●	US$2 million for the expenses incurred on developing AI projects.
●	US$1.9 million for professional fees.

For the year ended December 31, 2024	Tranglo	WalletKu	TNG Asia GEA	Headquarters and adjustments	Group Total
	(dollars in thousands)
Net income (loss)	2,215	(1,137)	(3,740)	(36,165)	(38,827)

Add:
Income tax expenses	535	413	-	(370)	578
Interest expense, net		27	1,762	6,726	8,515
EBIT	2,750	(697)	(1,978)	(29,809)	(29,734)
Depreciation and amortization	-	-	-	-	3,280
EBITDA	2,750	(697)	(1,978)	(29,809)	(26,454)

Management Comments

“2025 marked a defining period of strategic transformation for Currenc,” said Alex Kong, Chairman and CEO of Currenc. “While global demand for digital remittance continues to grow, competition across major corridors has intensified, compressing pricing across the industry. Against this backdrop, we remained disciplined – maintaining Tranglo’s take rate at 0.37% and delivering approximately US$5.6 billion in full-year TPV, demonstrating the enduring strength and resilience of our core remittance platform. Equally important was the decisive progress we made in reshaping our business mix. We deliberately deemphasized lower-margin airtime services, redirecting capital and talent toward our AI portfolio. These initiatives are not merely product launches; they represent the foundation of a higher-value, higher-margin growth engine that we are building for the long term. As we enter 2026, Currenc is a fundamentally different company – one with a global Web3 and AI strategy, and a strengthened remittance franchise. Alongside the proposed Animoca Brands merger, we enter the year with more strategic momentum than our FY2025 numbers alone convey.”

Wan Lung Eng, Chief Financial Officer of Currenc Group, commented, “The FY2025 numbers that matter most are the structural ones: gross margin expanded from 31.4% to 40.8%, and total operating expenses fell from US$42.0 million to US$23.4 million. Tranglo and WalletKu delivered combined positive EBITDA of US$2.6 million, demonstrating the health of our core businesses. The headline net loss of US$18.5 million was driven primarily by US$16.5 million of headquarter expenses and adjustments, not by operational weakness. We invested US$2 million in AI product development in 2025; those products are now ready to generate revenue. Our 2026 priorities are clear: scale AI revenue, complete the US$400 million Tranglo divestment, advance the Animoca merger, and build toward the higher-margin business mix that delivers sustainable shareholder value.”

Recent Developments

1. Currenc Announces Proposed Reverse Merger with Animoca Brands (November 3, 2025)

Under the proposed structure, Animoca Brands shareholders would own 95% of the merged entity. Animoca Brands brings a portfolio of 600+ companies spanning RWA tokenization and blockchain applications, including platforms such as The Sandbox and Open Campus.

2. Currenc Announces Planned Sale of Tranglo to New Margin for US$400 Million (January 2, 2026)

The sale of Currenc’s 60% Tranglo ownership stake to New Margin, a major Chinese private equity firm, provides US$200 million at closing, with the remaining US$200 million to be funded within 90 days of closing. Proceeds are allocated for debt reduction and for funding AI and Web3 operations. The agreement has a deadline of September 30, 2026 to close. Completion requires Bank Negara Malaysia and Monetary Authority of Singapore approval.

3. Currenc Converts Chairman and CEO’s US$54.6 Million in Related Party Loans to Equity (March 17, 2026)

Currenc completed a US$54.6 million Debt-for-Equity Transaction with Chairman and CEO Alex Kong and Regal Planet Limited, the Company’s controlling shareholder. The Company issued 35,653,995 ordinary shares at US$1.53 per share to fully settle outstanding related party loans, strengthening the Company’s net asset position, eliminating significant related party debt from its balance sheet, and strongly aligning the Chairman and CEO’s interests with those of all shareholders.

4. Currenc Partners with Securitize to Tokenize Nasdaq-Listed Shares on Ethereum and Solana (April 8, 2026)

Currenc partnered with Securitize to tokenize its Nasdaq-listed ordinary shares on Ethereum and Solana, enabling global access to on-chain 24x7 trading, instant settlement, and collateralization of tokenized shares for lending. This represents one of the first instances of a Nasdaq-listed company providing direct on-chain equity representation. The initiative positions Currenc as a first mover bridging traditional capital markets with Web3 infrastructure and aligns with the strategic thesis behind the Animoca Brands merger.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with GAAP, it uses EBITDA, a non-GAAP financial measure as described below, to understand and evaluate its core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

EBITDA is defined as net loss before interest, taxes, depreciation, and amortization. Currenc believes that EBITDA provides useful information to investors and others in understanding and evaluating its operating results. This non-GAAP financial measure eliminates the impact of items that Currenc does not consider indicative of the performance of its business. While Currenc believes that this non-GAAP financial measure is useful in evaluating its business, this information should be considered supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through AI. The Company empowers financial institutions worldwide with comprehensive AI solutions, including Seamless AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

For additional information, please refer to the Currenc website https://www.currencgroup.com and the annual report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.

CURRENC GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended December 31,
	2025	2024
	US$	US$

Revenue	37,813,323	46,435,412
Cost of revenue	(22,396,896)	(31,843,467)
Gross profit	15,416,427	14,591,945
Selling expenses	-	(13,408)
General and administrative expenses	(23,352,803)	(41,954,296)
Loss from operations	(7,936,376)	(27,375,759)
Finance costs, net	(3,110,279)	(8,515,214)
Other income/(loss)	(6,718,036)	(2,193,865)
Other expenses	(589,935)	(163,621)
Loss before income tax	(18,354,626)	(38,248,459)
Income tax expense	(148,934)	(578,303)
Net loss	(18,503,560)	(38,826,762)
Net income attributable to non-controlling interests	72,426	(648,559)
Net loss attributable to Currenc Group Inc.	(18,431,134)	(39,475,321)

Loss per share, basic and diluted	(0.30)	(1.03)

Shares used in loss per share computation, basic and diluted	61,473,847	38,163,168

Other comprehensive income (loss):
Foreign currency translation adjustments	762,604	(209,531)
Total comprehensive loss	(17,740,956)	(39,036,293)
Total comprehensive income attributable to non-controlling interests	(87,967)	(649,980)
Total comprehensive loss attributable to Currenc Group Inc.	(17,828,923)	(39,686,273)

CURRENC GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	75,244,405	63,821,397
Restricted cash	34,713	40,742
Accounts receivable, net	1,246,471	2,115,681
Amounts due from related parties	1,024,822	560,823
Prepayments, receivables and other assets	23,471,874	20,948,216
Total current assets	101,022,285	87,486,859
Non-current assets:
Equipment, net	1,038,300	1,055,520
Right-of-use asset	199,064	349,240
Intangible assets, net	1,845,560	3,386,117
Goodwill	9,727,871	12,059,428
Deferred tax assets	232,082	342,822
Total non-current assets:	13,042,877	17,193,127
Total assets	114,065,162	104,679,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Borrowings	11,889,682	20,150,058
Receivable factoring	298,719	258,415
Accounts payable, accruals and other payables	63,808,933	55,329,740
Amounts due to related parties	14,077,933	67,697,074
Convertible bonds	-	1,750,000
Lease liabilities	186,554	171,909
Total current liabilities	90,261,821	145,357,196
Non-current liabilities:
Borrowings	-	-
Convertible bonds	4,599,488	-
Deferred tax liabilities	508,566	876,912
Employee benefit obligation	-	45,289
Lease liabilities	-	156,647
Other payables	44,000	-
Total non-current liabilities:	5,152,054	1,078,848
Total liabilities	95,413,875	146,436,044

Commitments and contingencies (Note 19)

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 555,000,000 shares authorized 76,611,444 and 46,527,999 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively) (1)	7,661	4,653
Additional paid-in capital	143,798,595	65,638,838
Accumulated deficit	(149,954,036)	(131,522,902)
Accumulated other comprehensive income	479,625	(108,122)
Total shareholders’ deficit attributable to Currenc Group Inc.	(5,668,155)	(65,987,533)
Non-controlling interests	24,319,442	24,231,475
Total deficit	18,651,287	(41,756,058)
Total liabilities and shareholders’ deficit	114,065,162	104,679,986

CURRENC GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net loss	(18,503,560)	(38,826,762)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash expense for share-based compensation	3,964,057	20,869,721
Non-cash expense for share issued for service providers	561,218	1,000,000
Non-cash expense – others	5,404,719	—
Non-cash offering costs for convertible note	—	2,512,000
Non-cash finance cost for debt conversion	—	340,159
Non-cash loss on issuance of Convertible Note	599,488	—
Depreciation of equipment	495,698	525,295
Depreciation of right-of-use assets	197,043	185,107
Amortization of intangible assets	1,540,557	2,186,175
(Provision)/reversal of provision for doubtful debts	(49,329)	143,748
Impairment loss on receivables	—	3,158,042
Gain on disposal of subsidiaries	—	(21,738,102)
Goodwill impairment	2,331,557	14,941,955
Deferred income taxes	(378,351)	127,660
Loss on disposal of fixed assets	663	—
Unrealized foreign exchange loss/(gain)	779,249	(659,467)
Changes in operating assets and liabilities:
Accounts receivable	940,620	140,559
Prepayments to remittance agents	—	98,603
Amounts due to immediate holding company	1,638,815	(393,227)
Amounts due from related parties	(5,775,052)	4,183,438
Amounts due to related parties	6,080,092	(6,925,748)
Prepayments, receivables and other assets	813,664	7,980,401
Escrow money payable	—	10,386
Client money payable	—	(416,711)
Accounts payable, accruals and other payables	7,427,648	14,220,717
Lease liabilities	(204,800)	(213,709)
Net cash provided by operating activities	7,863,996	3,450,240

Cash flows from investing activities:
Purchases of property, plant and equipment	(479,034)	(576,674)
Proceed received from disposal of property, plant and equipment	596	—
Cash acquired from business combination	—	43,508
Acquisition of a subsidiary	—	(31,868)
Net cash used in investing activities	(478,438)	(565,034)

Cash flows from financing activities:
Proceeds from borrowings	—	640,935
Repayment of borrowings	—	(221,258)
Proceeds from receivable factoring	1,697,632	2,030,659
Repayment of receivable factoring	(1,666,211)	(2,183,787)
Proceeds from convertible bonds	4,000,000	1,750,000
Net cash provided by financing activities	4,031,421	2,016,549

Net increase in cash and cash equivalents	11,416,979	4,901,755
Cash and cash equivalents, restricted cash and escrow money receivable at beginning of year	63,862,139	58,960,384
Cash and cash equivalents, restricted cash and escrow money receivable at end of year	75,279,118	63,862,139

Supplemental disclosure of cash flow information:
Income taxes paid	(324,784)	(445,530)
Interest paid	(58,143)	(1,073,407)